June 20, 2006

H. Roger Schwall
Assistant Director
Division of Corporate Finance
Mail Stop 7010
United States Securities and Exchange Commission
Washington, D.C. 20549

                  Re:      BMB Munai, Inc.
                           Registration Statement on Form SB-2
                           Filed October 21, 2005
                           File No.: 333-129199


Dear Mr. Schwall:

         As Corporate Secretary of BMB Munai, Inc., (the "Company") pursuant to Rule 461, I hereby request that the effective date of the BMB Munai, Inc. SB-2 registration statement be accelerated to Monday, June 26, 2006 at 9:00 a.m.

         This offering is not being underwritten and no broker dealers are participating in the distribution. Therefore, compensation review by the NASD is not required and has not occurred.

         The Company acknowledges that:

         1) Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

         2) Any action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

         3) The Company specifically acknowledges that it may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         Thank you for your assistance in this matter. If you have any questions or require additional information, please contact me directly, or you may contact our corporate and securities counsel, Richard Ludlow.

                                                     Yours very truly,

                                                     BMB MUNAI, INC.

                                                      /s/ Adam R. Cook

                                                     Adam R. Cook
                                                     Corporate Secretary


   BMB Munai, Inc. * 324 South 400 West, Ste. 250, Salt Lake City, Utah 84101
                 * Tel: (801) 355-2227 * Fax: (801) 355-2990 *